UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 6, 2015

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 6, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION REPORTS

SECOND QUARTER 2015 RESULTS

Highlights

•	Second quarter 2015 total Teekay Parent free cash flow of $49.5 million, up $17.9 million, or 57 percent from the first quarter of 2015.

•

Implemented new dividend policy: increased second quarter 2015 dividend by 75 percent to $0.55 per share ($2.20 per share annualized) and linking future dividend increases to the growing cash flows from Teekay’s publicly-listed daughter entities.

•	Targeting 15 to 20 percent average annual dividend growth over the next three years.

•	On July 1, 2015, completed the dropdown sale of the Knarr FPSO to Teekay Offshore for $1.26 billion.

Hamilton, Bermuda, August 6, 2015—Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported financial and operating results for the second quarter of 2015. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company are referred to in this release as Teekay Parent. Please refer to the second quarter earnings releases of Teekay LNG, Teekay Offshore and Teekay Tankers, which are available on the Company’s website at www.teekay.com for additional information on their respective results.

Summary Financial Information

	Three Months Ended
(in thousands of U.S. dollars, except per share amounts)	June 30, 2015	March 31, 2015	June 30, 2014
TEEKAY PARENT
Teekay Parent GPCO Cash Flow (1)	41,155	38,374	40,288
Teekay Parent OPCO Cash Flow (1)	8,308	(6,851)	(35,308)
Total Teekay Parent Free Cash Flow (1)	49,463	31,523	4,980
Total Teekay Parent Free Cash Flow per share (1)	0.68	0.43	0.07
Declared Dividend per share (1)	0.55	0.31625	0.31625

TEEKAY CORPORATION CONSOLIDATED
Cash Flow from Vessel Operations (CFVO) (1)	352,201	320,855	224,426
Adjusted Net Income (Loss) (1)	19,706	15,730	(20,094)
Adjusted Net Income (Loss) per share (1)	0.27	0.22	(0.28)
GAAP Net Income (Loss)	65,912	(9,764)	(42,987)
GAAP Net Income (Loss) per share	0.91	(0.13)	(0.60)

(1)

These are non-GAAP measures. Please refer to “Definitions and Non-GAAP Measures” on Page 5 and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). Please refer to Page 7 for a summary of Teekay Parent Free Cash Flow.

Teekay Corporation        Investor Relations Tel: +1 604 844-6654        www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Teekay Parent’s free cash flow increased significantly during the second quarter, supported by a full quarter contribution from the Knarr FPSO prior to its dropdown sale to Teekay Offshore on July 1st, which resulted in a strong coverage ratio for the quarter,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Our daughter entities also performed well during the second quarter, with Teekay Offshore and Teekay LNG both reporting strong distributable cash flow and distribution coverage ratios and Teekay Tankers achieving the highest tanker rates in seven years.”

“Since reporting first quarter earnings in May, we have achieved key milestones towards the completion of Teekay Parent’s transition into a pure-play general partner of two master limited partnerships, most notably the consummation of the Knarr FPSO dropdown, our largest dropdown sale ever, and the implementation of Teekay Parent’s new dividend policy,” continued Mr. Evensen. “The Knarr FPSO dropdown has resulted in a reduction of Teekay Parent’s net debt by nearly $1 billion, which further strengthens Teekay Parent’s balance sheet. Teekay Parent’s new dividend policy links our dividend to the growing cash flows we receive from our daughter entities. With an initial increase of approximately 75 percent to $0.55 per share, or $2.20 per share annualized, we are targeting Teekay’s dividend to further grow by an average of 15 to 20 percent per annum for at least the next three years, based on existing committed growth projects and future growth projects that our daughter entities are pursuing.”

“Teekay Parent’s growing quarterly free cash flow is primarily supported by the stable and growing cash flows of our two master limited partnerships,” Mr. Evensen continued. “Teekay LNG and Teekay Offshore both have diversified portfolios of fee-based contracts with respective contracted forward revenues of $11.4 billion and $8.4 billion, average remaining contract durations of approximately 13 years and 5 years, and no direct commodity price exposure. Despite the current volatility in the energy markets, the long-term fundamentals for both the LNG and offshore markets remain attractive. With a strong pipeline of contracted growth projects directly at our daughter entities and their access to competitive bank financing and multiple capital markets, we believe Teekay Parent is well-positioned to achieve strong free cash flow and dividend growth.”

Summary of Results

Teekay Parent

Teekay Parent GPCO Cash Flow, which includes distributions and dividends received on an accrual basis from Teekay’s publicly-listed subsidiaries less Teekay Parent’s corporate general and administrative expenses, increased to $41.2 million for the quarter ended June 30, 2015, compared to $38.4 million for the quarter ended March 31, 2015, primarily due to the recognition of certain employee incentive compensation expenses recorded in the first quarter of 2015. The distributions and dividends received from Teekay’s publicly-listed subsidiaries during the quarter ended June 30, 2015 were consistent with the quarter ended March 31, 2015 at $45.3 million. Please refer to Page 7 for additional information about Teekay Parent GPCO Cash Flow.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and drydock expenditures, increased to $8.3 million for the quarter ended June 30, 2015, from negative $6.9 million for the quarter ended March 31, 2015. The increase is primarily due to a full quarter’s contribution from the Petrojarl Knarr (Knarr) FPSO, which commenced its charter contract at partial rate in mid-March 2015 and achieved full rate in late-June 2015 with BG Norge Limited (BG), higher revenues from the Foinaven FPSO and higher average spot tanker rates. These increases were partially offset by lower revenues from the Hummingbird Spirit FPSO. Please refer to Page 7 of this release for additional information about Teekay Parent OPCO Cash Flow.

Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was $49.5 million during the second quarter of 2015, compared to $31.5 million in the first quarter of 2015. Please refer to Page 7 of this release for additional information about Teekay Parent Free Cash Flow.

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On June 30, 2015, the Company declared a cash dividend on its common stock of $0.55 per share for the quarter ended June 30, 2015, an increase of approximately 75 percent from the previous quarter. The cash dividend was paid on July 31, 2015 to all shareholders of record on July 17, 2015.

Teekay Corporation Consolidated

The Company’s consolidated cash flow from vessel operations (CFVO) increased to $352.2 million for the quarter ended June 30, 2015, compared to $320.9 million for the quarter ended March 31, 2015, primarily due to a higher contribution from the Knarr and Foinaven FPSO units and higher average spot tanker rates, partially offset by lower revenues from the shuttle tanker fleet and the Hummingbird Spirit FPSO.

The Company’s consolidated adjusted net income increased to $19.7 million, or $0.27 per share, during the quarter ended June 30, 2015, compared to $15.7 million, or $0.22 per share, for the quarter ended March 31, 2015.

On a GAAP basis, the Company’s consolidated net income improved significantly to $65.9 million, or $0.91 per share, for the quarter ended June 30, 2015, compared to a net loss of $9.8 million, or $0.13 per share, for the quarter ended March 31, 2015.

Summary Results of Daughter Entities

Teekay Offshore

Teekay Offshore reported strong distributable cash flow during the quarter ended June 30, 2015; however, results were slightly lower compared to the quarter ended March 31, 2015, primarily due to lower shuttle tanker revenues as a result of the redelivery of one shuttle tanker from its charterer early in the second quarter and the sale of an older shuttle tanker late in the first quarter of 2015. These decreases were partially offset by the commencement of operations of the Arendal Spirit Unit for Maintenance and Safety (UMS) and the acquisition of five long-haul towage vessels during the first half of 2015. Please refer to Teekay Offshore’s second quarter 2015 earnings release for additional information on the financial results for this entity.

Teekay LNG

Teekay LNG’s distributable cash flow during the quarter ended June 30, 2015 was relatively consistent with the quarter ended March 31, 2015, with higher earnings from its liquefied petroleum gas (LPG) joint venture and Angola LNG joint venture, offset by the termination of the charter contract for its 52 percent-owned LNG carrier, the Magallen Spirit in March 2015 (which termination Teekay LNG is currently disputing) and the scheduled expiration of the charter contract for another 52 percent-owned LNG carrier, the Methane Spirit. Please refer to Teekay LNG’s second quarter 2015 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers’ free cash flow increased during the quarter ended June 30, 2015, compared to the quarter ended March 31, 2015, primarily due to stronger average spot tanker rates earned on its Aframax tankers, LR2 product tankers and MR product tankers, a full quarter contribution from the five modern tankers acquired in the first quarter of 2015, and the addition of two chartered-in vessels which delivered in the first quarter of 2015, partially offset by slightly lower average spot tankers rates on Teekay Tankers’ Suezmax tanker fleet. Please refer to Teekay Tankers’ second quarter 2015 earnings release for additional information on the financial results for this entity.

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Recent Transactions

Teekay Parent

On July 1, 2015, Teekay Parent completed the dropdown sale of the Knarr FPSO to Teekay Offshore for a fully built-up cost of approximately $1.26 billion. Teekay Offshore fully financed the acquisition through the assumption of an existing $745 million long-term debt facility, $300 million of common units issued to Teekay Parent, and $250 million of convertible preferred units issued in a private placement to a group of institutional investors.

Teekay Offshore

Teekay Offshore’s first UMS, the Arendal Spirit, commenced its three-year charter contract with Petrobras in Brazil in early-June 2015.

During 2015, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), acquired six, modern on-the-water long-distance towing and offshore installation vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic-positioning (DP) capabilities, allowing them to be used for towage, station-keeping, installation and decommissioning of large floating objects such as FPSO units and floating drilling rigs.

In early-June 2015, Teekay Offshore entered into new long-term contracts with a group of customers to provide shuttle tanker services on the east coast of Canada. These 15-year contracts, plus extension options, are initially being serviced by three chartered-in shuttle tankers currently operating on the east coast of Canada. One of the chartered-in vessels currently servicing this contract is expected to be replaced by an existing Teekay Offshore owned shuttle tanker, the Navion Hispania, during the third quarter of 2015. In connection with this project, Teekay Offshore has entered into shipbuilding contracts to construct three Suezmax, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $370 million, with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered during the fourth quarter of 2017 and through the first half of 2018.

Teekay LNG

In June 2015, Teekay LNG entered into a 13-year charter contract with BP Shipping Limited (BP) for one LNG carrier newbuilding, plus an option exercisable by BP by the end of the third quarter of 2015 for one additional LNG carrier charter under similar terms. The vessels will primarily provide LNG transportation of BP’s LNG volumes from the Freeport LNG project located near Freeport, Texas. In connection with the signing of the BP contracts, Teekay LNG ordered two fuel-efficient 174,000 cubic meter LNG carrier newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd. of South Korea for a fully built-up cost of approximately $425 million. These vessels are scheduled for delivery in the first quarter of 2019.

Teekay Tankers

In early-August 2015, Teekay Tankers agreed to acquire 12 modern on-the-water Suezmax tankers from Principal Maritime Tankers for an aggregate purchase price of $662 million. The vessels are all scheduled to deliver by the end of October 2015 and are expected to operate in the spot tanker market upon or soon after delivery. All of the necessary financing for this acquisition has been secured, including a $30 million investment by Teekay Parent in Teekay Tankers’ Class A shares.

In late-July 2015, Teekay Tankers acquired SPT Inc. (SPT) from Teekay Parent and I.M. Skaugen SE for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. SPT owns and operates a fleet of six STS support vessels and has one chartered-in Aframax tanker. Teekay Tankers issued $45.5 million of its Class B shares to Teekay Parent to fund the acquisition.

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Liquidity

As at June 30, 2015, Teekay Parent had total liquidity of $330.0 million (consisting of $275.0 million cash and cash equivalents and $55.0 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of $1.0 billion (consisting of $707.9 million of cash and cash equivalents and $338.6 million of undrawn revolving credit facilities).

Definitions and Non-GAAP Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income, Teekay Parent Free Cash Flow, and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.

Teekay Parent Financial Measures

Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, GPCO) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less net interest expense and drydock expenditures in the respective period (collectively, OPCO). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Page 7 and Appendices B, C and D of this release for further details and reconciliations of the these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Consolidated Financial Measures

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and D of this release for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Conference Call

The Company plans to host a conference call on Friday, August 7, 2015 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2015. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9573 or (416) 204-9498, if outside North America, and quoting conference ID code 2199253.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

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The conference call will be recorded and available until Friday, August 21, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2199253.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $12.5 billion, comprised of over 220 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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Teekay Parent Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

(unaudited)

	Three Months Ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
TEEKAY PARENT GPCO CASH FLOW
Daughter entities distributions to
Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG Partners	17,646	17,646	17,646	17,439	17,439
Teekay Offshore Partners	12,819	12,819	12,819	12,819	12,819
General partner interests
Teekay LNG Partners	8,684	8,653	8,650	7,883	7,883
Teekay Offshore Partners	5,264	5,264	5,262	4,880	4,880
Other Dividends
Teekay Tankers(2)(3)	881	881	881	756	629

Total Daughter Distributions	45,294	45,263	45,258	43,777	43,650

Less:
Less: Corporate general and administrative expenses	(4,139)	(6,889)	(3,767)	(4,068)	(3,362)

Total Parent GPCO Cash Flow	41,155	38,374	41,491	39,709	40,288

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations(4)
Owned Conventional Tankers	4,628	4,291	1,549	277	855
In-Chartered Conventional Tankers	(1,501)	(2,476)	(5,067)	(4,441)	(4,818)
FPSOs	31,698	7,487	18,077	(10,027)	(25,700)
Other(5)	2,326	1,381	7,679	5,021	9,748

Total(6)	37,151	10,683	22,238	(9,170)	(19,915)
Less:
Net interest expense(7)	(28,635)	(17,534)	(15,056)	(13,000)	(15,015)
Dry docking expenditures	(208)	—	(3,652)	(2,673)	(378)

Teekay Parent OPCO Cash Flow	8,308	(6,851)	3,530	(24,843)	(35,308)

TOTAL TEEKAY PARENT FREE CASH FLOW	49,463	31,523	45,021	14,866	4,980

Total Teekay Parent Free Cash Flow per share	0.68	0.43	0.62	0.21	0.07

Declared dividend per share	0.55	0.31625	0.31625	0.31625	0.31625

Coverage Ratio(8)	1.24x	1.36x	1.96x	0.66x	0.22x

Weighted-average number of common shares – Basic	72,697,121	72,549,068	72,498,974	72,393,072	72,036,526

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

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	Three Months Ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Teekay LNG Partners
Distribution per common unit	$0.7000	$0.7000	$0.7000	$0.6918	$0.6918
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,645,792	$17,645,792	$17,645,792	$17,439,084	$17,439,084
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5384	$0.5384
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,819,018	$12,819,018
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (3)	29,364,141	29,364,141	29,364,141	25,197,475	20,976,530

Total dividend	$880,924	$880,924	$880,924	$755,924	$629,296

(3)	Includes Class A and Class B shareholdings.

(4)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.

(5)

Includes $1.0 million for the three months ended June 30, 2015, $0.5 million for the three months ended December 31, 2014 and $0.8 million for the three months ended September 30, 2014 relating to 50 percent of the CFVO from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(6)	Excludes corporate general and administrative expenses relating to GPCO.

(7)

Excludes realized losses on an interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively. Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(8)	Coverage ratio is the Total Teekay Parent free cash flow per share divided by the declared dividend per share.

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Teekay Corporation

Summary Consolidated Statements of Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues (1)	592,797	545,862	452,254	1,138,659	958,748
Voyage expenses	(23,890)	(25,670)	(33,439)	(49,560)	(68,451)
Vessel operating expenses (1)(2)	(201,370)	(184,203)	(201,714)	(385,573)	(402,900)
Time-charter hire expense	(30,333)	(24,927)	(9,714)	(55,260)	(26,006)
Depreciation and amortization	(128,199)	(112,704)	(103,373)	(240,903)	(206,831)
General and administrative (2)	(33,730)	(37,954)	(36,945)	(71,684)	(74,823)
Asset impairments (3)	(500)	(15,496)	—	(15,996)	—
Loan loss recoveries (4)	—	—	2,521	—	2,521
Gain on sale of vessels and equipment	—	1,643	9,615	1,643	9,453
Restructuring reversals (charges)	742	(9,126)	244	(8,384)	(395)

Income from vessel operations	175,517	137,425	79,449	312,942	191,316
Interest expense (2)	(62,388)	(51,346)	(49,656)	(113,734)	(98,989)
Interest income (2)	1,199	1,530	793	2,729	2,576
Realized and unrealized gain (loss) on derivative instruments (2)	63,752	(83,386)	(75,331)	(19,634)	(122,579)
Equity income (5)	39,901	20,749	35,271	60,650	62,765
Income tax (expense) recovery	(752)	995	(3,193)	243	(5,991)
Foreign exchange (loss) gain	(1,604)	17,510	(2,046)	15,906	(2,940)
Other (loss) income	(389)	375	(734)	(14)	7,517

Net income (loss)	215,236	43,852	(15,447)	259,088	33,675
Less: Net income attributable to non-controlling interests	(149,324)	(53,616)	(27,540)	(202,940)	(77,150)

Net income (loss) attributable to stockholders of Teekay Corporation	65,912	(9,764)	(42,987)	56,148	(43,475)

Income (loss) per common share of Teekay
– Basic	$0.91	$(0.13)	$(0.60)	$0.77	$(0.61)
– Diluted	$0.90	$(0.13)	$(0.60)	$0.77	$(0.61)

Weighted-average number of common shares outstanding
– Basic	72,697,121	72,549,068	72,036,526	72,623,503	71,687,549
– Diluted	73,477,680	72,549,068	72,036,526	73,379,228	71,687,549

(1)

The costs of business development and engineering studies relating to North Sea FPSO and FSO projects the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $2.8 million of revenues and $2.6 million of costs were recognized in the six months ended June 30, 2014 upon completion of one FPSO study.

(2)

Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Realized (losses) gains relating to:
Interest rate swaps	(27,205)	(27,889)	(30,755)	(55,094)	(60,245)
Termination of interest rate swap agreements	—	—	—	—	1,000
Foreign currency forward contracts	(4,232)	(5,428)	110	(9,660)	(1,175)

	(31,437)	(33,317)	(30,645)	(64,754)	(60,420)

Unrealized gains (losses) relating to:
Interest rate swaps	83,986	(43,660)	(39,096)	40,326	(64,494)
Foreign currency forward contracts	9,386	(6,329)	(1,926)	3,057	1,125
Stock purchase warrants	1,817	(80)	(3,664)	1,737	1,210

	95,189	(50,069)	(44,686)	45,120	(62,159)

Total realized and unrealized gains (losses) onnon-designated derivative instruments	63,752	(83,386)	(75,331)	(19,634)	(122,579)

(3)

The Company recognized asset impairments of $0.5 million for the three months ended June 30, 2015 relating to the expiration of one of Teekay Offshore’s UMS newbuilding options. The Company recognized asset impairments of $15.5 million for the three months ended March 31, 2015 related to the impairment of two shuttle tankers owned by Teekay Offshore. The impairment for the shuttle tankers was the result of a recent change in the operating plan for one shuttle tanker and the expected sale of the other shuttle tanker.

(4)

The Company recovered $2.5 million during the three and six months ended June 30, 2014 related to a receivable for an FPSO front-end engineering and design study (FEED) completed in 2013, which was previously provided for.

(5)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Equity income	39,901	20,749	35,271	60,650	62,765
Proportionate share of unrealized (gains) losses on derivative instruments	(15,423)	2,422	1,990	(13,001)	2,899
Dilution gain on share issuance by TIL	—	—	—	—	(4,108)
Other(i)	(1,365)	4,788	(9,772)	3,423	(8,806)

Equity income adjusted for items in Appendix A	23,113	27,959	27,489	51,072	52,750

(i)

Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine AS and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG project for the three months ended June 30, 2015. Includes de-recognition of a deferred tax asset and unrealized foreign exchange losses in Sevan Marine AS for the three months ended March 31, 2015. Includes (gain) loss on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture for the three and six months ended June 30, 2014.

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Teekay Corporation

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents—Teekay Parent	275,048	258,742	232,330
Cash and cash equivalents—Teekay LNG	106,991	106,410	159,639
Cash and cash equivalents—Teekay Offshore	242,764	278,846	252,138
Cash and cash equivalents—Teekay Tankers	83,082	40,513	162,797
Other current assets	481,697	468,439	473,872
Restricted cash – Teekay Parent	27,514	29,186	26,594
Restricted cash – Teekay LNG	55,222	56,632	45,997
Restricted cash – Teekay Offshore	73,700	69,972	46,760
Assets held for sale(1)	5,000	5,000	—
Vessels and equipment—Teekay Parent	2,115,665	2,133,883	809,184
Vessels and equipment—Teekay LNG	1,712,341	1,731,727	1,751,583
Vessels and equipment—Teekay Offshore	3,274,888	3,076,643	3,010,689
Vessels and equipment—Teekay Tankers	1,035,311	1,047,231	828,291
Advances on newbuilding contracts and conversion costs	629,266	693,329	1,706,500
Derivative assets	18,464	10,967	14,415
Investment in equity accounted investees	890,351	847,408	873,421
Investment in direct financing leases	693,532	702,426	704,953
Other assets	511,373	485,899	501,812
Intangible assets	89,228	91,697	94,666
Goodwill	168,571	168,571	168,571

Total assets	12,490,008	12,303,521	11,864,212

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	444,967	454,552	480,049
Current portion of long-term debt—Teekay Parent	226,714	189,824	196,926
Current portion of long-term debt—Teekay LNG	215,985	180,133	161,657
Current portion of long-term debt—Teekay Offshore	466,952	395,008	258,014
Current portion of long-term debt—Teekay Tankers	144,453	147,004	41,959
Long-term debt—Teekay Parent	1,621,277	1,656,749	1,523,362
Long-term debt—Teekay LNG	1,805,778	1,735,394	1,826,017
Long-term debt—Teekay Offshore	2,195,010	2,311,922	2,178,009
Long-term debt—Teekay Tankers	530,219	564,912	614,104
Derivative liabilities	627,217	728,412	626,139
In-process revenue contracts	161,798	167,721	173,412
Other long-term liabilities	404,332	409,641	383,089
Redeemable non-controlling interest	10,481	12,059	12,842
Equity: Non-controlling interests	2,520,361	2,283,434	2,290,305
Stockholders of Teekay	1,114,464	1,066,756	1,098,328

Total liabilities and equity	12,490,008	12,303,521	11,864,212

Net Debt—Teekay Parent(2)	1,545,429	1,558,645	1,461,364
Net Debt—Teekay LNG(2)	1,859,550	1,752,485	1,782,038
Net Debt—Teekay Offshore(2)	2,345,498	2,358,112	2,137,125
Net Debt—Teekay Tankers(2)	591,590	671,403	493,266

(1)	In connection with the expected sale of an older shuttle tanker by Teekay Offshore, the vessel and related equipment were classified as “Assets held for sale” as at June 30, 2015 and March 31, 2015.
(2)	Net debt is a non-GAAP measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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Teekay Corporation

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2015	2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	336,314	201,529

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,143,442	1,872,259
Prepayments of long-term debt	(395,199)	(613,516)
Scheduled repayments of long-term debt	(282,391)	(669,413)
Decrease (increase) in restricted cash	4,296	(385)
Net proceeds from equity issuances of subsidiaries	187,576	7,475
Equity contribution by joint venture partner	5,500	22,017
Issuance of common stock upon exercise of stock options	1,158	44,372
Distribution from subsidiaries to non-controlling interests	(164,808)	(155,567)
Cash dividends paid	(45,910)	(45,188)
Other	(5,878)	(3,396)

Net financing cash flow	447,786	458,658

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(873,274)	(602,257)
Proceeds from sale of vessels and equipment	8,918	165,055
Investment in equity accounted investments	(8,604)	(50,648)
Repayments from equity accounted investees	16,768	6,175
Investment in direct financing lease assets	—	(54,800)
Increase in restricted cash	(42,048)	—
Other	15,121	10,528

Net investing cash flow	(883,119)	(525,947)

(Decrease) increase in cash and cash equivalents	(99,019)	134,240
Cash and cash equivalents, beginning of the period	806,904	614,660

Cash and cash equivalents, end of the period	707,885	748,900

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Teekay Corporation

Appendix A – Specific Items Affecting Net Income

(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	June 30, 2015		March 31, 2015		June 30, 2014
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) – GAAP basis	215,236		43,852		(15,447)
Adjust for: Net income attributable to non-controlling interests	(149,324)		(53,616)		(27,540)

Net income (loss) attributable to stockholders of Teekay	65,912	0.91	(9,764)	(0.13)	(42,987)	(0.60)
Add (subtract) specific items affecting net income:
Unrealized (gains) losses from derivative instruments (2)	(110,612)	(1.52)	52,491	0.72	46,676	0.65
Foreign exchange (gain) loss (3)	(2,167)	(0.03)	(21,673)	(0.30)	1,903	0.03
Net gain on sale of vessels and loan loss recoveries (4)	—	—	(1,643)	(0.02)	(12,136)	(0.17)
Asset impairments (5)	500	0.01	15,496	0.21	—	—
Restructuring charges (reversals) (6)	137	—	3,802	0.05	(244)	—
Pre-operational costs (7)	—	—	3,598	0.05	6,356	0.09
Other (8)	175	—	5,348	0.08	(8,472)	(0.12)
Non-controlling interests’ share of items above (9)	65,761	0.90	(31,925)	(0.44)	(11,190)	(0.16)

Total adjustments	(46,206)	(0.64)	25,494	0.35	22,893	0.32

Adjusted net income (loss) attributable to stockholders of Teekay	19,706	0.27	15,730	0.22	(20,094)	(0.28)

(1)	Basic per share amounts.
(2)

Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized (gains) losses on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Net gain on sale of vessels for the three months ended March 31, 2015 includes the gain on sale of an older shuttle tanker. Net gain on sale of vessels and loan loss recoveries for the three months ended June 30, 2014 includes the net gain on sale of two vessels to Tanker Investments Ltd. (TIL) and the recovery of FPSO FEED study costs previously provided for.

(5)

Includes the impairment relating to the expiration of one of Teekay Offshore’s UMS newbuilding options for the three months ended June 30, 2015 and the impairment of two shuttle tankers to their estimated fair values for the three months ended March 31, 2015.

(6)

Restructuring charges primarily relate to crew redundancy costs for the three months ended June 30, 2015, the reorganization of the Company’s marine operations and corporate shared services for the three months ended March 31, 2015 and the reorganization of the Company’s marine operations for the three months ended June 30, 2014.

(7)

Relates to pre-operational costs and realized losses on interest rate swaps for the Knarr FPSO unit for the three months ended March 31, 2015 and realized losses on interest rate swaps for the Knarr FPSO for the three months ended June 30, 2014.

(8)

Other for the three months ended June 30, 2015 primarily relates to realized loss on derivatives relating to assets in pre-operational phase, write down of an investment and unrealized foreign exchange and restructuring charge in Sevan Marine AS. Other for the three months ended March 31, 2015 primarily relates to de-recognition of a deferred tax asset and unrealized foreign exchange losses in Sevan Marine AS and realized losses on foreign exchange forward contracts related to the upgrade costs of an FPSO. Other for the three months ended June 30, 2014 relates to the Company’s share of (gain) loss on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture.

(9)

Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Corporation

Appendix B – Supplemental Financial Information

Summary Statement of Income for the Three Months Ended June 30, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments(1)	Total
Revenues	255,758	98,608	107,594	157,436	(26,599)	592,797

Voyage expenses	(20,716)	(373)	(3,545)	(315)	1,059	(23,890)
Vessel operating expenses	(77,935)	(24,102)	(26,201)	(73,132)	—	(201,370)
Time-charter hire expense	(10,762)	—	(16,793)	(30,016)	27,238	(30,333)
Depreciation and amortization	(53,864)	(23,209)	(15,227)	(35,899)	—	(128,199)
General and administrative	(14,202)	(7,068)	(3,039)	(9,642)	221	(33,730)
Asset impairments	(500)	—	—	—	—	(500)
Restructuring charges (reversals)	(135)	—	879	—	(2)	742

Income from vessel operations	77,644	43,856	43,668	8,432	1,917	175,517

Interest expense	(24,741)	(11,153)	(3,075)	(23,419)	—	(62,388)
Interest income	135	611	8	445	—	1,199
Realized and unrealized gains on derivative instruments	42,282	10,888	523	10,059	—	63,752
Equity income (loss)	9,720	29,002	3,587	(468)	(1,940)	39,901
Equity in earnings of subsidiaries(2)	—	—	—	66,517	(66,517)	—
Income tax (expense) recovery	(353)	(258)	(410)	269	—	(752)
Foreign exchange gain (loss)	2,789	(9,546)	(59)	5,218	(6)	(1,604)
Other income (loss)	388	335	—	(1,141)	29	(389)

Net income	107,864	63,735	44,242	65,912	(66,517)	215,236
Less: Net income attributable to non-controlling interests(3)	(3,638)	(5,642)	—	—	(140,044)	(149,324)

Net income attributable to stockholders/unitholders of publicly-listed entities	104,226	58,093	44,242	65,912	(206,561)	65,912

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and results from Tanker Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation

Appendix C – Supplemental Financial Information

Teekay Parent Summary Operating Results

For the three months ended June 30, 2015

(in thousands of U.S. dollars)

(unaudited)

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other(1)	Corporate G&A	Teekay Parent Total
Revenues	5,600	12,813	121,870	17,153	—	157,436

Voyage expenses	—	(169)	(133)	(13)	—	(315)
Vessel operating expenses	(870)	(3,322)	(63,689)	(5,251)	—	(73,132)
Time-charter hire expense	—	(10,375)	(7,119)	(12,522)	—	(30,016)
Depreciation and amortization	(713)	—	(35,298)	112	—	(35,899)
General and administrative	(102)	(448)	(6,954)	2,001	(4,139)	(9,642)

Income (loss) from vessel operations	3,915	(1,501)	8,677	1,480	(4,139)	8,432

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations
Income (loss) from vessel operations	3,915	(1,501)	8,677	1,480	(4,139)	8,432
Depreciation and amortization	713	—	35,298	(112)	—	35,899
Amortization of in-process revenue contracts and other	—	—	(10,619)	—	—	(10,619)
Realized losses from the settlements of non-designated derivative instruments	—	—	(1,658)	—	—	(1,658)

CFVO – Consolidated(2)	4,628	(1,501)	31,698	1,368	(4,139)	32,054
CFVO – Equity(3)	3,473	—	(2,221)	925	—	2,177

CFVO – Total	8,101	(1,501)	29,477	2,293	(4,139)	34,231

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2015, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $45.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Teekay Parent’s free cash flow summary on Page 7 of this release for further details.

(3)	Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Consolidated

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Income from vessel operations	175,517	137,425	79,449
Depreciation and amortization	128,199	112,704	103,373
Amortization of in process revenue contracts and other	(13,570)	(6,391)	(11,945)
Realized (gains) losses from the settlements of non-designated derivative instruments	(4,019)	(4,870)	110
Loan loss recoveries	—	—	(2,521)
Asset impairments, net of gain on sale of vessels and equipment	500	13,853	(9,615)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	5,676	5,547	5,257

Cash flow from vessel operations – Consolidated	292,303	258,268	164,108
Cash flow from vessel operations – Equity Accounted Vessels (see Appendix D)	59,898	62,587	60,318

Cash flow from vessel operations – Total	352,201	320,855	224,426

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Equity Accounted Vessels

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30, 2015		March 31, 2015		June 30, 2014
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)
Revenues	260,425	106,817	263,322	109,287	237,518	104,804
Vessel and other operating expenses	(109,073)	(46,119)	(110,981)	(47,848)	(109,616)	(45,244)
Depreciation and amortization	(36,284)	(15,971)	(36,572)	(16,207)	(33,902)	(15,805)
Gain on sale of vessels	—	—	—	—	19,543	9,772

Income from vessel operations of equity accounted vessels	115,068	44,727	115,769	45,232	113,543	53,527
Interest expense	(27,273)	(11,122)	(28,591)	(12,205)	(23,839)	(10,547)
Realized and unrealized gain (loss) on derivative instruments	22,497	9,483	(19,784)	(6,997)	(20,239)	(7,237)
Other income – net	(2,405)	(958)	(10,541)	(4,748)	(815)	(472)

Net income of equity accounted vessels	107,887	42,130	56,853	21,282	68,650	35,271
Pro forma equity loss from Teekay Operations	—	(2,229)	—	(533)	—	—

Equity income of equity accounted vessels	107,887	39,901	56,853	20,749	68,650	35,271

Income from vessel operations of equity accounted vessels	115,068	44,727	115,769	45,232	113,543	53,527
Depreciation and amortization	36,284	15,971	36,572	16,207	33,902	15,805
Gain on sale of vessels	—	—	—	—	(19,543)	(9,772)
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	8,296	3,010	8,584	3,134	7,697	2,792
Amortization of in-process revenue contracts and other	(3,719)	(1,894)	(3,959)	(2,013)	(4,002)	(2,034)

Cash flow from vessel operations of equity accounted vessels(3)	155,929	61,814	156,966	62,560	131,597	60,318
Pro forma CFVO from Tanker Operations(4)	—	(1,916)	—	27	—	—

Cash flow from vessel operations of equity accounted vessels(3)	155,929	59,898	156,966	62,587	131,597	60,318

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.

(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(4)

Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended March 31, 2015
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)
Depreciation and amortization	713	—	21,259	(113)	—	21,859
Amortization of in process revenue contracts and other	—	—	(3,457)	570	—	(2,887)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,176)	—	—	(2,176)

Cash flow from vessel operations – Teekay Parent	4,291	(2,476)	(7,487)	1,394	(6,889)	3,807

	Three Months Ended December 31, 2014
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655
Depreciation and amortization	713	—	20,854	(113)	—	21,454
Loss on sale of vessels and equipment	—	—	282	—	—	282
Amortization of in-process revenue contracts and other	—	—	(5,943)	—	—	(5,943)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,497)	—	—	(1,497)

Cash flow from vessel operations – Teekay Parent	1,549	(5,067)	18,077	7,159	(3,767)	17,951

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	Three Months Ended September 30, 2014
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment	—	—	(1,217)	(7,285)	—	(8,802)
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated foreign currency derivative instruments	11	—	(167)	—	—	(156)

Cash flow from vessel operations – Teekay Parent	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)

	Three Months Ended June 30, 2014
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(161)	(4,818)	(34,843)	9,810	(3,362)	(33,374)
Depreciation and amortization	710	—	18,296	(62)	—	18,944
Loan loss recoveries	—	—	(2,521)	—	—	(2,521)
Loss on sale of vessels and equipment	340	—	—	—	—	340
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign currency derivative instruments	(34)	—	(52)	—	—	(86)

Cash flow from vessel operations – Teekay Parent	855	(4,818)	(25,700)	9,748	(3,362)	(23,277)

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Net Interest Expense – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Interest expense	(62,388)	(51,346)	(57,334)	(52,206)	(49,656)
Interest income	1,199	1,530	1,465	2,786	793

Net interest expense – consolidated	(61,189)	(49,816)	(55,869)	(49,420)	(48,863)
Less:
Non-Teekay Parent net interest expense	(38,215)	(34,753)	(42,279)	(37,944)	(38,088)

Interest expense net of interest income – Teekay Parent	(22,974)	(15,063)	(13,590)	(11,476)	(10,775)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(5,661)	(2,471)	(1,466)	(1,524)	(4,240)

Net interest expense – Teekay Parent	(28,635)	(17,534)	(15,056)	(13,000)	(15,015)

(1)

Realized losses on interest rate swaps exclude realized losses of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively, on the interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expectations for future dividend increases by Teekay Parent and distribution increases by its daughter entities; the impact of the Knarr FPSO dropdown on Teekay Parent’s balance sheet and results of operations; Teekay LNG and Teekay Offshore’s expected future revenues and remaining average contract durations; fundamentals in the liquefied natural gas and offshore industry; the Company’s daughter entities’ access to competitive bank financing and multiple capital markets; the outcome of Teekay LNG’s dispute over the Magellan Spirit offhire incident and claimed charter contract termination; the total cost and timing for the delivery of newbuilding projects and timing of commencement of associated time-charter contracts; the timing, certainty and purchase price of pending acquisitions; and the daughter entities’ current and future growth projects, including the impact of these projects on Teekay Parent’s cash flows and dividend. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; the amount of future cash distributions by the Company’s daughter entities to the Company; factors affecting the outcome of Teekay LNG’s dispute over the Magellan Spirit; timely completion of the Freeport LNG project as currently designed; failure by Teekay Tankers to complete its vessel acquisitions; successful integration of vessels or companies acquired by Teekay or its daughter entities; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future cash distribution increases; failure by the Company’s Board of Directors to approve future dividend increases; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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